August 27, 2025

Ted Kim
Chief Executive Officer
K Wave Media Ltd.
121 South Church Street
George Town, Grand Cayman
KY1-1104
Cayman Islands

       Re: K Wave Media Ltd.
           Registration Statement on Form F-1
           Filed August 8, 2025
           File No. 333-289396
Dear Ted Kim:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed August 8, 2025
Prospectus Summary
The Standby Equity Purchase Agreement, page 4

1. While you state here that the company may sell "up to $1 billion of its Ordinary
       Shares" to Bitcoin Strategic under the SEPA, your current report on Form 6-K filed
       June 4, 2025 and the preambles of the SEPA filed as Exhibit 99.8 refer to sale of "up to $500 million" of ordinary shares. Please clarify so that investors understand the full extent of amounts that may be used for the purchase of bitcoin. Additionally, in the context of expanded disclosure regarding the development and specifics of your digital asset treasury strategy, please disclose more prominently that the controlling person of Bitcoin Strategic, Stephen Drew, is a related party. Disclose whether there
 August 27, 2025
Page 2

       are any affiliations between the selling shareholders in the offering and the company, the SEPA investor, or any other third parties involved in your bitcoin treasury strategy.
The Securities Purchase Agreement, page 4

2. Please disclose more prominently, if true, that the notes and obligations of the company under the SPA are collateralized by a security interest in the bitcoin purchased with proceeds from the SPA, and disclose risks associated with this collateral structure. We also note from Section 4.9 of the SPA that all proceeds must be "deposited into the Cash Collateral Account" and are subject to release only under certain circumstances, as well as your statement at page 92 that $3,179,891 is held "in a custodian account which is jointly managed by the Company and the Selling
       Shareholders." Please explain how the company intends to "use the remaining proceeds [it] receive[s] from the sale of the SPA Notes and the SPA Warrants for working capital and other general corporate purposes" in light of the requirement that all proceeds be deposited into a separate collateral account.
3. We note your statement that the SPA Notes are convertible at a conversion price of
       $4.40 per ordinary share and the SPA Warrants are exercisable at an exercise price of
       $3.6616 per ordinary share, in each case subject to "customary adjustment provisions." Please elaborate on the adjustment provisions applicable to the conversion and exercise prices. For example, disclose the "Right of Alternate
       Conversion" provision of the notes that will allow the selling shareholders to convert at a discount to market price, and that the company may "at any time during the term of th[e] Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company." Provide risk factor disclosure that addresses in detail potential dilutive impacts of these provisions and the impacts to your trading price.
Risk Factors, page 11

4. Please revise to add separately captioned risk factors related to bitcoin and the bitcoin network, as well as any material financing, liquidity, or other risks you face related to the impact that a crypto asset market disruption may have, directly or indirectly, on the value of the bitcoin you hold.
Use of Proceeds, page 64

5. Refer to your statement that you may "receive up to $500 million in aggregate gross proceeds under the SPA from the sales of the Second Notes and the Additional Notes
       (if any), and up to $510,526,316 if the Initial Warrant, the Second Warrant and the
       Additional Warrant, if any, are exercised in full into Ordinary Shares." Please revise to clarify that you are registering only ordinary shares underlying the Initial Notes,
       Second Notes, Initial Warrants, and Second Warrants at this time, and disclose potential proceeds not taking into consideration any Additional Closing. General

6. Please add a section to your registration statement that includes a materially complete description of bitcoin and the bitcoin network.
 August 27, 2025
Page 3

7. Please elaborate on why you have opted to pursue a digital asset treasury strategy, why you emphasize bitcoin, and how, if at all, such strategy and related activities will impact the business operations of K Enter and the six Korean entities as a "tech and
      IP-based diversified entertainment company." If your digital asset-related activities are expected to materially impact your primary business operations or growth strategies, please revise where appropriate throughout to disclose as much.
8. Please expand your disclosure of your bitcoin treasury strategy by describing the sources of capital for your acquisition of bitcoin, including disclosure related to the amount of bitcoin you intend to purchase with the proceeds of the SPA and when you intend to make such purchases, the percentage of the proceeds of the SEPA with
      Bitcoin Strategic that you intend to use to purchase bitcoin, if known, and any other sources of capital you intend to use for the acquisition of bitcoin so that investors understand your plans to increase your holdings of bitcoin as well as your capital needs for general corporate purposes, merger and acquisition activities and further expanding your content and the K-POP related businesses. In this regard, we note that you currently hold 88 bitcoin, all of which are being used as collateral for your SPA, and that, pursuant to the SPA, you are required to use at least 80% of the SPA proceeds for the purchase of bitcoin. Disclose the aggregate purchase price of bitcoin purchased to date.
9. Please disclose your custody arrangements for your bitcoin holdings, including the identity of the custodian, a description of the material terms of the agreement with the custodian, the percentage of your private keys that are held in cold storage, whether your assets are held in segregated accounts, the identity of the entities that have access to your bitcoin holdings, whether any entity will be responsible for verifying the existence of your custodied bitcoin, whether the custodian has insurance that covers your custodied bitcoin, and, if so, the degree to which the insurance protects your custodied bitcoin.
10. Please expand your disclosure to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for bitcoin and when you monetize your bitcoin and disclose whether you have policies or will establish policies governing the percentage of your treasury holdings that will be bitcoin. Also disclose the percentage of your treasury that is currently invested in bitcoin. In addition, please disclose whether you intend to hedge your bitcoin exposure, and, if so, please describe your hedging strategy.
11. Please revise to disclose the material terms of your asset management and advisory agreement with Galaxy Digital. We note your press release filed as
Exhibit 99.1 to the
      current report on Form 6-K filed July 22, 2025.
12. Please revise to disclose your plans related to the yield-optimization of your bitcoin holdings, including when you intend to start such activities and the amount of bitcoin you intend to use for such activities. Also, add risk factor disclosure addressing the risks related to such activities. Additionally, please include a brief description of the
      Bitcoin Lightning Network, and include a materially complete description of your plans to operate Bitcoin Lightning Network nodes, including when you intend to begin such activities, the number of nodes you intend to operate, and whether you intend to use a platform to manage your nodes.
 August 27, 2025
Page 4

13. We note that you are seeking to register ordinary shares underlying the Second Notes and Second Warrants issuable at the Second Closing contemplated by the SPA. We also note that the purchaser's obligations with respect to the Second Closing are subject to certain conditions related to the closing price and trading volume of the company's ordinary shares. Please provide us with a detailed analysis to support your conclusion that registration of shares underlying the Second Notes and Second
       Warrants is appropriate at this time. Refer to Securities Act Sections Compliance and
       Disclosure Interpretations Question 139.11, which states that the investor must be at market risk at the time of filing of the resale registration statement and that "closing conditions in capital formation transactions relating to the market price of the company's securities...are unacceptable conditions."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Andy Tucker